Lance A. Berry
Senior Vice President
Chief Financial Officer
901-867-4607
August 14, 2014
VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Wright Medical Group, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
Form 8-K Dated April 30, 2014
Filed April 30, 2014
File No. 001-35823

Dear Mr. James:
This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated July 29, 2014 from Martin James to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and Kate Tillan, Assistant Chief Accountant and Tara Harkins, Staff Accountant, to work with us in this regard. For your convenience, we have restated your original comments prior to our responses.
Form 10-K for the fiscal year ended December 31, 2013
Item 8. Financial Statements and Supplementary Data, page 52
Note 2. Summary of Significant Accounting Policies, page 62
Cash and Cash Equivalents, page 62

1.
We note that your cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

Response:
Our cash equivalents are highly liquid investments that meet the definition found in FASB ASC 305-10-20. Our cash equivalents are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. In response to the Staff’s comment, in our next annual report on Form 10-K, to the extent applicable, we undertake to include a description of cash and cash equivalents similar to the following in our Summary of Significant Accounting Policies:
“Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less. Any such investments are readily convertible into known amounts of cash, and are so near their maturity that they present insignificant risk of changes in value because of interest rate variation.”
Note 14. Income Taxes, page 82

2.	We note that you have undistributed earnings that you have deemed essentially permanent in duration. Please tell how you considered the disclosure required by FASB ASC 740-30-50-2(b).

Response:
We advise the Staff that at December 31, 2013, undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $15.0 million for which a deferred tax liability has not been recognized. To the extent applicable, in future filings of Forms 10-K, we will include the following language in the notes to the consolidated financial statements:
“It is the current practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. Therefore, we do not provide for deferred taxes on the excess of the financial reporting over the tax basis in our investments in foreign subsidiaries that are essentially permanent in duration. The Company would recognize a deferred income tax liability if the Company were to determine that such earnings are no longer indefinitely reinvested. At December 31, XXXX, undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $XX million. The determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.”
Form 8-K dated April 30, 2014

3.
We note that you present certain forward-looking non-GAAP financial measures, such as adjusted EBITDA from continuing operations and adjusted earnings per share. Please tell us how you considered the disclosures required by Regulation G with respect to this information.

Response:
The non-GAAP financial measures included under the section captioned “Outlook” are forward-looking and, as permitted by Rule 100(a)(2) of Regulation G, the Company is unable to present a reconciliation to the most directly comparable GAAP financial measure without unreasonable effort. The Company notes that certain information required to calculate and reconcile to the most directly comparable GAAP financial measure is not ascertainable or accessible, particularly due to the variability and difficulty in making accurate forecasts and projections.
As an example, in order to calculate the most directly comparable GAAP financial measure the Company would need to quantify the future mark-to-market adjustments for our contingent value rights (CVRs) associated with the BioMimetic acquisition and for our derivatives. However we are unable to forecast the mark-to-market adjustments without knowing the future market price of the CVRs and the future fair value of the derivatives, neither of which is information the Company can reasonably predict.

We acknowledge the Staff’s position that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,
Lance A. Berry
Senior Vice President and Chief Financial Officer
cc:    Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President and General Counsel
Gregory E. Barnes, KPMG LLP